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                            December 6, 2023

       Koon Kiat Sze
       Chief Executive Officer
       SKK Holdings Limited
       27 First Lok Yang Road
       Singapore 629735

                                                        Re: SKK Holdings
Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted November
30, 2023
                                                            CIK No. 0001991261

       Dear Koon Kiat Sze:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS/A F-1 Submitted November 30, 2023

       Related Party Transactions, page 97

   1. We note your response to prior comment 1; however, you have not included the disclosure required by Item 7.B of
Form 20-F in this section of the prospectus. Therefore, we reissue the comment. In this
section, add the transactions regarding the securities issued by the company to the related
parties, as noted elsewhere in your filing, for example, on page
                                                        108. For each related
party transaction, disclose the name of the related person and the basis on which the
person is a related person, the amount involved and the material terms of the transaction. For
example, disclose how your affiliates, including your officers, directors and major
shareholders, are related to SKK Works Pte Ltd., quantify the amounts involved with
the SKK Works Pte Ltd transactions, and describe the material terms of these
transactions.
 Koon Kiat Sze
SKK Holdings Limited
December 6, 2023
Page 2

       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameKoon Kiat Sze
                                                         Division of
Corporation Finance
Comapany NameSKK Holdings Limited
                                                         Office of Real Estate
& Construction
December 6, 2023 Page 2
cc:       David L. Ficksman
FirstName LastName